K A T Y  I N D U S T R I E S,  I N C.

2461 South Clark Street, Suite 630
Arlington, Virginia 22202

Amir Rosenthal Vice President, Chief Financial Officer, Secretary, and General Counsel	TELEPHONE: (703) 236-4300 TELECOPIER: (703) 236-3170

May 15, 2008

By Overnight Delivery, Facsimile Transmittal (202) 772-9218 and EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404
Attention:  Ms. Kate Tillan, Assistant Chief Accountant
      Division of Corporation Finance

Re:          Katy Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-05558

Dear Ms. Tillan:

As Vice President, Chief Financial Officer, General Counsel and Secretary of Katy Industries, Inc., a Delaware corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated April 10, 2008.  When used in this letter, the “Company,” “Katy”, “we,” “us,” and “our” refer to Katy Industries, Inc.

Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the April 10, 2008 comment letter, and is followed by the corresponding response of the Company.

Securities and Exchange Commission
May 15, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data, page 31

Note 3.  Significant Accounting Policies, Page 37

1.    Please tell us and revise future filings to disclose the significant terms of your sales arrangements, including sales discounts, return rights and cooperative advertising;  the situations under which the distributors may exercise those rights; and whether returns are capped to a certain percentage of sales price or margins.

Response:

In accordance with Staff Accounting Bulletin No. 104 (“SAB No. 104), Revenue Recognition, the Company recognizes revenue when a purchase order or contract has been executed, title transfers at the point of shipment, the sales price is fixed and determinable, and collectibility is deemed probable.

In certain instances where a product may be returned, the Company recognizes revenue when there are no uncertainties regarding customer acceptances in accordance with Statement of Financial Accounting Standards No. 48 (“SFAS No. 48), Revenue Recognition When Right of Return Exists.  Our customers, who primarily are distributors of janitorial and sanitary maintenance and food service products, do not normally have standard right of return provisions.  In certain cases, where our customer has a right of return provision or other allowances within a contract, we ensure all provisions under SFAS No. 48, including the ability to reasonably estimate returns based on historical experience, along with Emerging Issues Task Force (“EITF”) Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer are met prior to revenue recognition.  It should be noted that the Company does not have arrangements where returns are capped at a certain percentage of sales price or margins.

Besides the standard terms of title transferring at the point of shipment, the Company has various provisions or allowances with certain customers throughout our business units, but substantially all of them can be classified within one of these four categories – (1) volume rebates: the customer can earn a percentage rebate or refund upon the attainment of a specified cumulative level of revenue; (2) growth rebates:  customers can earn a rebate based on the achievement of a specified growth in sales versus the period in the prior year; (3) marketing and co-op advertising allowances:  these allowances, either fixed or variable in nature, provide support for a customer’s advertising or marketing projects; and (4) cash discounts and other allowances:  the Company offers cash discounts to many of its customers for early payments.

We will review and enhance, as applicable, our disclosures in future filings with respect to significant terms of the Company’s sales arrangements.

Securities and Exchange Commission
May 15, 2008

2.            You disclose that you record “sales discounts, returns and allowances in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer.”  Please tell us why returns and allowances are accounted for under EITF 01-09 and not SFAS No. 48.  Relate your response to the description of your sales and allowance arrangements provided in response to the above comment.

Response:

As described in Response #1, the Company has various provisions or allowances with certain customers throughout our business units, but substantially all of them can be classified within one of these four categories – (1) volume rebates, (2) growth rebates, (3) marketing and co-op advertising allowances, and (4) cash discounts and other allowances.  All provisions or allowances which are reasonably estimable based on historical experience are reviewed and assessed periodically, at minimum on a quarterly basis.

Volume rebates – The Company has programs whereby the customer can earn a rebate upon the attainment of a specified cumulative level of revenue.  In accordance with EITF 01-09, paragraph 30, these rebates are periodically calculated by estimating the annual volume for the year (or other period as appropriate) and determining whether or not the customer will reach the specified level.  If the customer is expected to reach that specified level of revenue, the appropriate rebate percentage is applied to the period-to-date sales and the rebate is calculated accordingly.  If the customer is not expected to attain the specified level of volume, no accrual is made.  Some volume rebate programs have tiered rebate levels, meaning that the customer may be eligible for a greater rebate, at progressively higher levels of sales volume.  Our estimates would only be adjusted to the next tier percentage if we believe that the customer will attain that higher level.  The Company has classified these rebates as a reduction of revenue pursuant to the guidance in EITF 01-09, paragraph 9 as we believe that this incentive is essentially an adjustment of the selling price and we do not receive any identifiable benefit from this incentive.

Growth rebates – Certain customers can earn a rebate based on the achievement of a specified growth in sales versus the comparable period in the prior year.  On a periodic basis, the Company will determine if the customer is tracking towards the required period-over-period growth on a period-to-date basis.  If the customer is trending towards the requisite growth, the Company will apply the appropriate percentage and accrue the rebate.  Otherwise, no accrual is made.  The Company believes that this is a systematic and rational approach in accordance with EITF 01-09, paragraph 30. The Company has classified these rebates as a reduction of revenue pursuant to the guidance in EITF 01-09, paragraph 9 as we believe that this incentive is essentially an adjustment of the selling price and we do not receive any identifiable benefit from this incentive.

Securities and Exchange Commission
May 15, 2008

Marketing and co-op advertising allowances – Our Company has negotiated incentives that provide support for a customer’s advertising or marketing projects.  These allowances can either be fixed or variable in nature.  In substantially all cases, there is no required “proof of performance” meaning that the customer does not have to justify the actual dollars spent on advertising or marketing our product.  In accordance with paragraph 9a of EITF 01-09, the Company is not receiving a separable identifiable benefit and as such, has recorded these amounts as a reduction of revenue.  Also, please reference Example 2 of EITF Exhibit 01-09A.  The marketing and co-op allowance programs can be grouped into the following categories:

Fixed dollar commitments – The Company commits to provide a fixed dollar amount allowance over a stated period.  These programs are typically established on an annual basis with the fixed dollar amount of the allowance determined based on the customers projected sales for the period of the program.  The Company accrues the cost of the program over the stated period to match the allowance with the revenue underlying the commitment.

Percentage of sales commitments – The Company commits to provide a percentage of sales allowance over a stated period.  The percentage of sales allowance may be adjusted based upon achieving higher levels of sales depending on the specific terms underlying the individual customer’s program.  The Company accrues the cost of the program at the time of the sale based on the applicable percentages and the anticipated customer sales levels.

Cash discounts and other allowances – The Company offers cash discounts to many of its customers for early payments.  Since these discounts effectively reflect a reduction of the sales price and there is no identifiable benefit to the Company, we believe that cash discounts are appropriately recorded as a reduction to revenue in accordance with EITF 01-09, paragraph 9.  The Company provides for such discounts as a percentage of sales on the basis of historical experience.  The Company also has allowances for damage claims, destroy-in-field defectives and miscellaneous customer deductions.  The Company believes these deductions are also properly reflected as a reduction of revenue in accordance with EITF 01-09 paragraph 9 as there is no identifiable benefit associated with these deductions.  The measurement of such deductions is determined by applying a) historical collection rates against outstanding customer deductions and b) reviewing open accounts receivable and applying historical rates to determine potential miscellaneous customer deductions.

While the Company follows the provisions of SFAS No. 48 to recognize revenue, we use specific authoritative accounting guidance within EITF 01-09 for items related to sales discounts, return rights and cooperative advertising in order to provide further details on our accounting policies related to sales discounts, return rights and cooperative advertising.

Securities and Exchange Commission
May 15, 2008

3.    Further, please tell us and revise future filings to disclose the accounting policies used to account for your sales discounts, return rights and cooperative advertising.  We note that the current disclosure only broadly refers to EITF 01-09 but not to the specific accounting policies within EITF 01-09 that the company applies to its arrangements.

Response:

As described in Response #1 and #2 above, the Company’s accounting policies for sales discounts, return rights and cooperative advertising covers several provisions within EITF 01-09.  We will review and enhance, as applicable, future filings as it relates to accounting policies used to account for sales discounts, return rights and cooperative advertising.

Exhibit 31

4.            We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K.  As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  Please file an amendment to the Form 10-K that includes new, corrected certifications.  You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:

Within our management’s internal control report as required by Item 308T of Regulation S-K, we note the required language that should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company.  We have included in Exhibit A our draft version of the December 31, 2007 Amended Form 10-K which incorporates the above comment #4 as well as comment #5.  We will file this amendment to the Form 10-K upon the review and approval by the Commission’s Staff.

5.            Additionally, we note that you replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of the certifications required by Exchange Act Rule 13a-14(a).  In future filings, including your amended Form 10-K, please revise the certification to refer to “report.”

Response:

In our amended Form 10-K, we will replace the words “annual report” with the word “report” in paragraphs 2, 3, and 4 of the certifications required by Exchange Act Rule 13a-14(a).  In future filings, we will use the appropriate wording in the certifications required by Exchange Act Rule 13a-14(a).

Securities and Exchange Commission
May 15, 2008

*   *   *   *

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our previous filings; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (703) 236-4300.

                                                        Sincerely,

                        /s/ Amir Rosenthal

                                                        Amir Rosenthal
                        Vice President, Chief Financial Officer,
                        General Counsel and Secretary

cc:           Philip D. Reinkemeyer
David M. Carter, Esq.
Joseph B. Alexander, Jr., Esq.

Exhibit A

United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 10-K/A
Amendment No. 1
[X]     Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2007
OR
[  ]     Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934Commission file number 1-5558

Katy Industries, Inc.
(Exact name of registrant as specified in its charter)
Delaware                                                                                              75-1277589
(State or other jurisdiction of                                                              (IRS Employer Identification No.)
                                                              incorporation or organization)

2461 South Clark Street, Suite 630, Arlington, Virginia     22202
(Address of Principal Executive Offices)               (Zip Code)

Registrant's telephone number, including area code: (703) 236-4300

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)                              (Name of each exchange on which registered)
                 Common Stock, $1.00 par value                                               OTC Bulletin Board
                 Common Stock Purchase Rights

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                YES        NO X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
                YES        NO X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                YES X     NO __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___                                             Accelerated filer ___                                        Non-accelerated filer  ___                                                        Smaller reporting company X
                              (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  YES        NO X

The aggregate market value of the voting common stock held by non-affiliates of the registrant* (based upon its closing transaction price on the OTC Bulletin Board on June 30, 2007), as of June 30, 2007 was $6,237,764.  As of February 29, 2008, 7,951,176 shares of common stock, $1.00 par value, were outstanding, the only class of the registrant's common stock.

* Calculated by excluding all shares held by executive officers and directors of the registrant without conceding that all such persons are “affiliates” of the registrant for purposes of federal securities laws.

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2008 annual meeting – Part III.

EXPLANATORY NOTE

Katy Industries, Inc. (the “Company”) is filing this Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) as originally filed with the Securities and Exchange Commission on March 14, 2008 (the “Original Filing”).  The purpose of the amendment is to correct certain language within the certifications of the Company’s principal executive officer and principal financial officer required by Rule 13a-14.

This Amendment does not reflect events occurring after the date of the Original Filing or modify or update any disclosures that may have been affected by subsequent events.  Except as described above, all other information included in the Original Filing remains unchanged.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May XX, 2008                                                                                                  KATY INDUSTRIES, INC.
            Registrant

_________________________
       David J. Feldman
  President and Chief Executive Officer

        _________________________
                                                                                                                     Amir Rosenthal
Vice President, Chief Financial Officer,
General Counsel and Secretary

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David J. Feldman, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Katy Industries, Inc. (the “registrant”) for the year ended December 31, 2007;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Intentionally omitted];

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May XX, 2008	By: _________________________ David J. Feldman Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Amir Rosenthal, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Katy Industries, Inc. (the “registrant”) for the year ended December 31, 2007;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Intentionally omitted];

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May XX, 2008	By: _________________________ Amir Rosenthal Chief Financial Officer